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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
              (Amendment No. 2 to the Amended and Restated Schedule 13G)*


                        Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87943310
        _______________________________________________________________
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SEC 1745 (2/92)
                                   Page 1 of 5

                                       13G

CUSIP NO.     87943310                                Page   2   of   5   Pages
          ---------------------                            -----    -----




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Voting Trust under Agreement dated June 30, 1989
            36-2669023

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) _X_
                                                                       (b) ___

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                         5       SOLE VOTING POWER -  6,269,174.2  - This amount
                                 consists of Series A Common  Shares  which have
                                 ten  votes  per  share on all  matters  and are
         NUMBER OF               convertible  on a  share-for-share
          SHARES                 basis into Common  Shares,  and are held by the
        BENEFICIALLY             reporting  persons  as  trustees  of  a
         OWNED BY                Voting   Trust   (see   Item   2  for   further
           EACH                  explanation).
         REPORTING
          PERSON         6       SHARED VOTING POWER
           WITH
                                  Same as 5.

                         7       SOLE DISPOSITIVE POWER

                                   Same as 5.

                         8       SHARED DISPOSITIVE POWER

                                   Same as 5.

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Same as 5.

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - Reporting persons beneficially own approximately 90.9% of the Series A Common Shares of the Issuer, representing approximately 10.7% of the Issuer's outstanding classes of Common Shares and 69.2% of the Issuer's voting power.1

12        TYPE OF REPORTING PERSON*

           OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 5 pages

1 Based on 51,621,438 TDS Common Shares and 6,893,102 Series A Common Shares issued and outstanding on December 31, 1995.

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 3 of 5


Item 1.      (a)     Name of Issuer:

                     Telephone and Data Systems, Inc.

             (b)     Address of Issuers's Principal Executive Offices:

                     30 North LaSalle Street
                     Suite 4000
                     Chicago, Illinois 60602


Item 2.      (a)     Name of Person Filing:

                     The Voting Trust under Agreement dated June 30, 1989

             (b)     Address of Principal Business Office:

                     c/o Telephone and Data Systems, Inc.
                     30 North LaSalle Street
                     Suite 4000
                     Chicago, Illinois 60602

             (c)     Citizenship:

                     United States

             (d)     Title of Class of Securities:

                     Common Shares, $1.00 par value.

             (e)     CUSIP Number:

                     87943310


Item 3.      (a) - (h)

             Not Applicable.


Item 4.      Ownership

             (a)     Amount Beneficially Owned as of December 31, 1995:

                     See cover page, row 5.

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 4 of 5


             (b)     Percent of Class:

                     See cover page, row 11.

             (c)     Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:

                            See cover page, row 5.

                     (ii)   Shared power to vote or to direct the vote:

                            See cover page, row 5.

                     (iii) Sole power to dispose or to direct the disposition of:

                            See cover page, row 5.

                     (iv) Shared power to dispose or to direct the disposition of:

                            See cover page, row 5.


Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable.


Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

             Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the
             Parent Holding Company.

             Not Applicable.


Item 8.      Identification and Classification of Members of the
             Group.

             Not Applicable.


Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 5 of 5
                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 9, 1996                  The Voting Trust under Agreement
                                        dated June 30, 1989


                                        By: /s/ LeRoy T. Carlson, Jr.
                                           _____________________________________
                                            LeRoy T. Carlson, Jr.
                                            Title:  A Trustee














                    Signature Page to Amendment No. 2 to the
                        Amended and Restated Schedule 13G
                        relating to the direct beneficial
                        ownership in the Common Shares of
              Telephone and Data Systems, Inc. by the Voting Trust.